April 15, 2025

Christopher Forsythe
Chief Financial Officer
Atmos Energy Corp
1800 Three Lincoln Centre
5430 LBJ Freeway
Dallas, TX 75240

       Re: Atmos Energy Corp
           Form 10-K for the Fiscal Year ended September 30, 2024
           Filed November 18, 2024
           File No. 001-10042
Dear Christopher Forsythe:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation